Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

CIBT Education Group Inc. (the "Company")
777 West Broadway, Suite 1200
Vancouver, BC, V5Z 4J7

Item 2.  Date of Material Change

July 11, 2011

Item 3.  News Release

A news release dated July 13, 2011 was disseminated through CNW Group.

Item 4.  Summary of Material Change

The Company has completed its non-brokered private placement announced on May 20, 2011 for gross proceeds of $817,000.

Item 5.1  Full Description of Material Change

The Company has completed its non-brokered private placement announced on May 20, 2011 for gross proceeds of $817,000 by the issuance of 2,723,333 units at a price of $0.30 each. Each unit will consist of one common share and one share purchase warrant, and each warrant will entitle the holder to purchase one common share for a three year period at a price of $0.35. The proceeds will be used for business development, potential acquisition opportunities, and general working capital purposes. The private placement securities are subject to a hold period expiring on October 30, 2011 as to 1,690,000 units and on November 12, 2011 as to 1,033,333 units.

In connection with the private placement, the Company paid a finder’s fee comprised of $10,050 cash and a finder’s warrant for the purchase of 33,500 common shares of the Company, exercisable for a period of three years at a price of $0.35 per share.

Item 5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6.  Reliance on subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7.  Omitted Information

Not applicable.

Item 8.  Executive Officer

Toby Chu, chief executive officer
Telephone: 604 871 9909 ext. 308

Item 9.  Date of Report

July 13, 2011